Management Services Agreement

Effective July 12th, 2005

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
(hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Paul T. Coulter
(hereinafter referred to as PTC)
RR 1
Schomberg, ON, CANADA L0G 1T0

Whereas, the Board of Directors of SIHC have expressed a desire to appoint a Vice-President Administration for SIHC, to oversee the general administrative systems and marketing support to HBN and SIHC, and,

Whereas, Paul T. Coulter (PTC) , shall be appointed as Vice-President Administration of SIHC,

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

PTC will assume the position of Vice-President Administration for SIHC.

  The term of this agreement shall be for a One (1) year period of time and take full effect upon signing of this agreement.
  This agreement can be renewed upon expiry in accordance with negotiations between the Management Committee and Board of Directors which shall begin at least three (3) months prior to the expiration of this initial agreement.
  PTC shall receive an allocation of 100,000 Class A Common shares of SIHC at the time of signing. These shares would be automatically revoked if this contract were terminated within three months.
  PTC shall receive a further allocation of 100,000 Class A Common shares of SIHC at the time when the first track is fully operational.

  PTC shall receive a monthly fee, payable in advance on the first of every month, commencing August 1, 2005 of One Thousand Dollars in Canadian funds ($1,000.00) plus GST, plus $150.00 per hour for extra time in the previous month over 8 hours per month, not to exceed 22 extra hours per month, unless approved in advance.
  Upon signing of this agreement, PTC shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 500,000 unrestricted Class A Common shares (trading symbol SGIHF) at Twelve cents US funds ($0.12 US) per share without restriction and tradable upon issuance.
  PTC shall be eligible for bonuses as determined by the management committee.
  Reasonable, or pre-approved expenses incurred by PTC on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

PTC may resign at any time in which case no further payments are owing. If PTC resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ T. Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Edith Sandford

Edith Sandford
Print Name:

And,

/s/ Paul T. Coulter
Paul T. Coulter

Witnessed by: /s/ Edith Sandford

Dated this 12th day of July, 2005.